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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                      EXPRESS AMERICA HOLDINGS CORPORATION
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    302174107
                                 (CUSIP Number)

                                 Orin S. Kramer
                              Kramer Spellman, L.P.
                          2050 Center Avenue, Suite 300
                           Fort Lee, New Jersey  07024
                                 (201) 592-1234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                September 27, 1996
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].




                                   Page 1 of 8


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SCHEDULE 13D

CUSIP No. 302174107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kramer Spellman L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

                   7.      SOLE VOTING POWER

                           None

                   8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY               0
 OWNED BY
REPORTING          9.      SOLE DISPOSITIVE POWER
  PERSON                   None
   WITH
                   10.     SHARED DISPOSITIVE POWER
                                     0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            0

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                        [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0%

          14.     TYPE OF REPORTING PERSON*
                  PN


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SCHEDULE 13D

CUSIP No. 302174107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Orin S. Kramer

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                 a[ ]
                                                                  b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                 7.      SOLE VOTING POWER

                         None

                 8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY             0
 OWNED BY
REPORTING        9.      SOLE DISPOSITIVE POWER
  PERSON                 None
   WITH
                 10.     SHARED DISPOSITIVE POWER
                                   0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            0

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                          [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0%

          14.     TYPE OF REPORTING PERSON*
                  IN


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SCHEDULE 13D

CUSIP No. 302174107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jay Spellman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                 7.      SOLE VOTING POWER

                         None

                 8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY             0
 OWNED BY
REPORTING        9.      SOLE DISPOSITIVE POWER
  PERSON                 None
   WITH
                 10.     SHARED DISPOSITIVE POWER
                                   0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            0

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                      [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0%

          14.     TYPE OF REPORTING PERSON*
                  IN


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         This statement  amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the "Commission") on September 18, 1995 as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on December 8, 1995, Amendment No. 2 to the Schedule 13D filed with the Commission on January 3, 1996, and Amendment No. 3 to the
Schedule 13D filed with the Commission on April 2, 1996 and constitutes Amendment No. 4 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

                Item 3. Sources and Amounts of Funds or Other Consideration

         The first sentence of Item 3 is revised and amended in its entirety as set forth below: The Partnerships and Managed Accounts expended an aggregate of approximately $0 (including brokerage commissions, if any), since as of the date hereof, the Partnerships and Managed Accounts hold no shares of Common Stock.

Item 5.  Interest in Securities of the Issuer

         Item 5 is revised and amended in its entirety as set forth below:

                   (a)-(b) On the date of this Statement:

                           (i)       Mr. Kramer has beneficial ownership for
purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 0 shares of Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 0% of the issued and outstanding Common Stock.

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                  Mr. Kramer shares voting power and dispositive power over the
Common Stock with Mr. Spellman and KS.

                           (ii)      Mr. Spellman has Beneficial Ownership of 0
of Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 0% of the issued and outstanding Common Stock. Mr. Spellman shares voting power and dispositive power over the Common Stock with Mr. Kramer and KS.

                           (iii)     KS has Beneficial Ownership of 0 shares of
Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and Managed Accounts, as the case the may be, holding such shares of Common Stock. Such shares represent 0% of the issued and outstanding Common Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer and Mr. Spellman.

                   (c) The trading dates, number of shares purchased or sold and the average price per share (including commissions, if any) for the transaction by the Reporting Persons during the past 60 days are set forth in Schedule I hereto. Such transaction was in a private sale.

                  (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock.

                   (e) As of September 27, 1996, the Reporting Persons are no longer the beneficial owners of more than five percent (5%) of the outstanding shares of Common Stock.


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                                   Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 1996


                              KRAMER SPELLMAN L.P.



                             By: /s/ Orin S. Kramer
                             Name: Orin S. Kramer
                             Title: a General Partner



                              By: /s/ Jay Spellman
                              Name: Jay Spellman
                              Title: a General Partner



                               /s/ Orin S. Kramer
                               Orin S. Kramer



                                /s/ Jay Spellman
                                Jay Spellman




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                                                            Schedule I

Date                      Shares Sold                 Price Per Share

9/27/96                   470,000                           6.50